WESCO International, Inc.
225 West Station Square Drive, Suite 700
Pittsburgh, Pennsylvania 15219
October 5, 2020
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	WESCO International, Inc.
Registration Statement on Form S-8 (File No. 333-249127)
Form RW - Application for Withdrawal
Ladies and Gentlemen:
On September 28, 2020, WESCO International, Inc. (the “Company” or the “Registrant”) filed a Registration Statement on Form S-8 (File No. 333-249127) (together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for 185,000 shares of the Company’s common stock, par value $0.01, for use under the Company’s 1999 Long-Term Incentive Plan, as restated on May 31, 2017.
The Company inadvertently filed the Registration Statement as a duplicate of Registration Statement No. 333-249125 (Accession No. 0000929008-20-000071), also filed on September 28, 2020.
Accordingly, Pursuant to Rule 477 promulgated under the Securities Act, the Registrant hereby requests the immediate withdrawal of the Registration Statement (Accession No. 0000929008-20-000074).
The Company confirms that the Registration Statement became effective upon filing; however, no securities have been sold pursuant to the Registration Statement.
The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant.
If you have questions regarding this request for withdrawal, please contact Kyle M. Diamond of Wachtell, Lipton, Rosen & Katz at (212) 403-1077.
Sincerely,
WESCO INTERNATIONAL, INC.

By:	/s/ Diane E. Lazzaris
Name:	Diane E. Lazzaris
Title:	Executive Vice President & General Counsel